Exhibit 99.1

Amdocs Limited Reports Record Quarterly Revenue of $864M, Up 4.6%

YoY

Reiterates FY14 Non-GAAP Diluted EPS Growth Outlook of 6-9% YoY

Closed Acquisition of Celcite

Key highlights:

•	Closed the previously announced acquisition of Celcite on January 1, 2014, for $141 million in cash

•	First fiscal quarter revenue of $864 million, within the $845-$875 million guidance range. Foreign currency movements positively affected revenue by approximately $2 million relative to the fourth quarter of fiscal 2013

•	First fiscal quarter non-GAAP operating income of $145 million; non-GAAP operating margin of 16.8%; GAAP operating income of $121 million

•	First fiscal quarter diluted non-GAAP EPS of $0.76, within the $0.72-$0.78 guidance range, excluding amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expense, net of related tax effects

•	Diluted GAAP EPS of $0.63 for the first fiscal quarter, within the $0.58-$0.66 guidance range

•	Free cash flow of $160 million for the first fiscal quarter

•	Twelve-month backlog of $2.89 billion at the end of the first fiscal quarter, up $20 million from the end of the fourth quarter of fiscal 2013

•	Repurchased $84 million of ordinary shares during the first fiscal quarter

•	The board of directors approved a $0.155 per share quarterly cash dividend to be paid on April 17, 2014, subject to shareholder approval

•	Second quarter fiscal 2014 guidance: Expected revenue of approximately $880-$910 million which includes full quarter contributions from recently closed acquisitions. Expected diluted non-GAAP EPS of approximately $0.75-$0.81, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Expected diluted GAAP EPS of approximately $0.61-$0.69

ST. LOUIS – January 29, 2014 – Amdocs Limited (NASDAQ: DOX) today reported that for its fiscal quarter ended December 31, 2013, revenue was $864.0 million, up 2.2% sequentially from the fourth fiscal quarter of 2013 and up 4.6% as compared to last year’s first fiscal quarter. Net income on a non-GAAP basis was $122.6 million, or $0.76 per diluted share, compared to non-GAAP net income of $119.4 million, or $0.73 per diluted share, in the first quarter of fiscal 2013. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expenses of $21.1 million, net of related tax effects, in the first quarter of fiscal 2014 and excludes such amortization and other acquisition related costs and equity-based compensation expenses of $20.4 million, net of related tax effects, in the first quarter of fiscal 2013. The Company’s GAAP net income for the first quarter of fiscal 2014 was $101.4 million, or $0.63 per diluted share, compared to GAAP net income of $99.0 million, or $0.61 per diluted share, in the prior fiscal year’s first quarter.

“We made a solid start to fiscal 2014, with total revenue, profitability and earnings per share consistent with our expectations. North America was strong as we supported our key customers, including AT&T, in their strategic initiatives as competition amongst carriers becomes increasingly fierce. In Europe, recent wins contributed to year-over-year growth in the region for the first time in five quarters. Finally, in the emerging markets, our first quarter results reflect normal fluctuations of delivery milestones on transformation projects; however, the long-term secular drivers remain favorable and we are strategically well placed to execute against the rich pipeline of opportunity we see ahead of us”, said Eli Gelman, chief executive officer of Amdocs Management Limited.

Gelman continued, “During the first fiscal quarter, we extended our relationships with customers in Europe, including Telekom Austria for the implementation of a billing modernization project based on Amdocs Turbo Charging. Additionally, our customers continued to recognize the benefits of our managed services model to deliver innovative offerings to their customers in a more cost effective way. Along these lines, we strengthened our partnership with one of Asia Pacific’s leading Pay TV providers by signing a five-year, long-term service engagement. In Europe, we were selected by UK Mobile operator, EE, to deploy our MVNE solution under a managed service contract. We also on-boarded another affiliate of Vodafone Group to the global managed services agreement we signed in fiscal 2013.

Gelman said, “We are also encouraged by our strategic initiatives in radio network optimization. We completed the acquisition of Celcite on January 1, 2014 and the post-merger integration of Actix is underway. Both of these acquired companies secured new customer wins during the first quarter, and we anticipate additional success over the longer term as we realize the benefits and synergies of our integrated network software business under Amdocs.”

Gelman concluded, “We are closely monitoring the many uncertainties in the global business environment, including those resulting from announced and potential consolidation activity amongst North American operators. We currently expect to deliver full year total revenue growth of 5% to 8% in fiscal 2014. This is slightly ahead of our previous outlook as we factor in the timing of M&A deal closings and the performance of recently acquired assets. These include Actix, Celcite and a small IT services provider in Latin America that we acquired late in the first fiscal quarter. Our free cash flow generation remains robust and we remain confident in our ability to return cash to shareholders. Taking all these factors into consideration, we continue to expect non-GAAP earnings per share growth of 6-9% in fiscal 2014.”

Financial Discussion of First Fiscal Quarter Results

Free cash flow was $160 million for the quarter, comprised of cash flow from operations of $187 million less $27 million in net capital expenditures and other.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.89 billion at the end of the first quarter of fiscal 2014.

Financial Outlook

Amdocs expects that revenue for the second quarter of fiscal 2014 will be approximately $880-$910 million. Diluted earnings per share on a non-GAAP basis for the second fiscal quarter are expected to be $0.75-$0.81, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the second fiscal quarter will be $0.61-$0.69.

Quarterly Cash Dividend Program

On January 29, 2014, the Board approved the Company’s next quarterly cash dividend payment of $0.155 and set March 31, 2014, as the record date for determining the shareholders entitled to receive the dividend, which is payable on April 17, 2014. The increased dividend is subject to shareholder approval at the Company’s Annual General Meeting on January 30, 2014.

Conference Call Details

Amdocs will host a conference call on January 29, 2014 at 5:00 p.m. Eastern Time to discuss the Company’s first fiscal quarter results. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition related costs;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition related costs, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, interest and other expense, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Amdocs

For 30 years, Amdocs has ensured service providers’ success and embraced their biggest challenges. To win in the connected world, service providers rely on Amdocs to simplify the customer experience, harness the data explosion, stay ahead with new services and improve operational efficiency. The global company uniquely combines a market-leading BSS, OSS and network control and optimization product portfolio with value-driven professional services and managed services operations. With revenue of $3.3 billion in fiscal 2013, Amdocs and its 21,000 employees serve customers in more than 70 countries.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2013 filed on December 9, 2013.

Contact:

Elizabeth W. Grausam McDermon

Vice President, Corporate Strategy and Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended
	December 31,
	2013	2012
Revenue:
License	$27,209	$18,916
Service	836,836	807,443

	864,045	826,359

Operating expenses:
Cost of license	770	636
Cost of service	556,633	535,013
Research and development	62,325	59,360
Selling, general and administrative	111,959	107,460
Amortization of purchased intangible assets and other	11,668	11,233

	743,355	713,702

Operating income	120,690	112,657

Interest and other expense, net	1,404	108

Income before income taxes	119,286	112,549

Income taxes	17,851	13,534

Net income	$101,435	$99,015

Basic earnings per share	$0.64	$0.61

Diluted earnings per share	$0.63	$0.61

Basic weighted average number of shares outstanding	159,659	162,176

Diluted weighted average number of shares outstanding	161,845	163,587

Cash dividends declared per share	$0.13	$0.13

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended
	December 31,
	2013	2012
Revenue	$864,045	$826,359
Non-GAAP operating income	145,323	137,215
Non-GAAP net income	122,564	119,424
Non-GAAP diluted earnings per share	$0.76	$0.73
Diluted weighted average number of shares outstanding	161,845	163,587

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended December 31, 2013
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$770	$—	$—	$—	$770
Cost of service	556,633	—	(4,554)	—	552,079
Research and development	62,325	—	(933)	—	61,392
Selling, general and administrative	111,959	—	(7,478)	—	104,481
Amortization of purchased intangible assets and other	11,668	(11,668)	—	—	—

Total operating expenses	743,355	(11,668)	(12,965)	—	718,722

Operating income	120,690	11,668	12,965	—	145,323

Income taxes	17,851	—	—	3,504	21,355

Net income	$101,435	$11,668	$12,965	$(3,504)	$122,564

	Three months ended December 31, 2012
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$636	$—	$—	$—	$636
Cost of service	535,013	—	(5,033)	—	529,980
Research and development	59,360	—	(1,025)	—	58,335
Selling, general and administrative	107,460	—	(7,267)	—	100,193
Amortization of purchased intangible assets and other	11,233	(11,233)	—	—	—

Total operating expenses	713,702	(11,233)	(13,325)	—	689,144

Operating income	112,657	11,233	13,325	—	137,215

Income taxes	13,534	—	—	4,149	17,683

Net income	$99,015	$11,233	$13,325	$(4,149)	$119,424

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2013	September 30, 2013
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,211,558	$1,326,380
Accounts receivable, net, including unbilled of $117,037 and $110,626, respectively	680,947	678,219
Deferred income taxes and taxes receivable	161,810	125,880
Prepaid expenses and other current assets	182,395	151,595

Total current assets	2,236,710	2,282,074

Equipment and leasehold improvements, net	266,404	275,544
Goodwill and other intangible assets, net	1,972,777	1,975,060
Other noncurrent assets	382,065	393,135

Total assets	$4,857,956	$4,925,813

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable, accruals and other	$716,709	$683,768
Short-term financing arrangements	—	200,000
Deferred revenue	173,284	151,112
Deferred income taxes and taxes payable	50,848	39,376

Total current liabilities	940,841	1,074,256
Other noncurrent liabilities	584,103	576,774
Shareholders’ equity	3,333,012	3,274,783

Total liabilities and shareholders’ equity	$4,857,956	$4,925,813

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Three months ended December 31,
	2013	2012
Cash Flow from Operating Activities:
Net income	$101,435	$99,015
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	35,729	39,288
Equity-based compensation expense	12,965	13,325
Deferred income taxes	5,397	3,782
Excess tax benefit from equity-based compensation	(92)	(56)
Loss from short-term interest-bearing investments	308	481
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(3,660)	9,306
Prepaid expenses and other current assets	(7,596)	(21,054)
Other noncurrent assets	(14,453)	(3,879)
Accounts payable, accrued expenses and accrued personnel	34,514	9,868
Deferred revenue	20,460	(7,155)
Income taxes payable	(4,565)	(8,752)
Other noncurrent liabilities	6,096	11,294

Net cash provided by operating activities	186,538	145,463

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(26,743)	(29,903)
Proceeds from sale of short-term interest-bearing investments	83,763	76,296
Purchase of short-term interest-bearing investments	(92,878)	(158,059)
Net cash paid for acquisitions	(12,603)	—
Other	7,309	(1,530)

Net cash used in investing activities	(41,152)	(113,196)

Cash Flow from Financing Activities:
Payments under financing arrangements	(200,000)	(200,000)
Repurchase of shares	(84,019)	(103,707)
Proceeds from employee stock options exercised	36,014	54,358
Payments of dividends	(20,812)	(21,120)
Payments under capital lease and other	(178)	(181)

Net cash used in financing activities	(268,995)	(270,650)

Net decrease in cash and cash equivalents	(123,609)	(238,383)
Cash and cash equivalents at beginning of period	1,014,192	879,158

Cash and cash equivalents at end of period	$890,583	$640,775

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
North America	$628.0	$608.9	$619.2	$601.3	$593.6
Europe	117.0	101.9	98.0	99.3	99.2
Rest of the World	119.0	134.4	124.1	132.3	133.6

Total Revenue	$864.0	$845.2	$841.3	$832.9	$826.4

	As of
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
Emerging Markets Revenue	$100.7	$113.8	$101.3	$98.1	$98.2

	As of
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
Managed Services Revenue	$429.3	$414.0	$417.1	$439.8	$429.8

	Three months ended
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
Customer Experience Systems	$829.6	$809.3	$803.2	$789.3	$783.8
Directory	34.4	35.9	38.1	43.6	42.6

Total Revenue	$864.0	$845.2	$841.3	$832.9	$826.4

	As of
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
12-Month Backlog	$2,890	$2,870	$2,830	$2,810	$2,800

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